SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

December 13, 2019

VIA EDGAR

Ms. Catherine Whiting

Division of Trading and Markets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Comments on Preliminary Proxy Statement of Ready Assets U.S. Treasury Money Fund (“Ready Assets”) and Funds For Institutions Series (the “Trust”) on behalf of its series BlackRock Premier Government Institutional Fund, BlackRock Select Treasury Strategies Institutional Fund and FFI Government Fund (together with Ready Assets, each a “Fund,” and collectively the “Funds”)

Dear Ms. Whiting:

This letter responds to the telephonic comments provided by Ms. Catherine Whiting of the staff (the “Staff”) of the Division of Trading and Markets of the U.S. Securities and Exchange Commission (the “Commission”) on November 27, 2019 regarding the Funds’ preliminary joint proxy statement filed on Schedule 14A (the “Proxy Statement”) on November 22, 2019.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust and Ready Assets. The Trust’s and Ready Assets’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statement.

Proxy Statement

Comment 1: Please confirm that each Fund will stay current on all applicable Commission filings until such Fund’s Liquidation Date. Please also confirm that in the event that a Fund fails to obtain the required vote at the Meeting, such Fund will continue to stay current on all applicable Commission filings.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response: Each of the Trust (on behalf of BlackRock Premier Government Institutional Fund, BlackRock Select Treasury Strategies Institutional Fund and FFI Government Fund) and Ready Assets confirms that each Fund will stay current on all applicable Commission filings until such Fund’s Liquidation Date. Each of the Trust (on behalf of BlackRock Premier Government Institutional Fund, BlackRock Select Treasury Strategies Institutional Fund and FFI Government Fund) and Ready Assets also confirms that in the event that a Fund fails to obtain the required vote at the Meeting (or at a subsequently adjourned meeting), such Fund will continue to stay current on all applicable Commission filings.

Comment 2:     Please confirm that each Fund will use reasonable efforts to locate all Record Holders of such Fund as of the Record Date as well as all shareholders entitled to receive a liquidating distribution.

Response:     Each of the Trust (on behalf of BlackRock Premier Government Institutional Fund, BlackRock Select Treasury Strategies Institutional Fund and FFI Government Fund) and Ready Assets confirms that each Fund will use reasonable efforts to locate all Record Holders of such Fund as of the Record Date as well as all shareholders entitled to receive a liquidating distribution.

Comment 3:     Please confirm that the EDGAR series and class identifiers for each Fund will be listed as “inactive” following the Liquidation Date for such Fund.

Response:     Each of the Trust (on behalf of BlackRock Premier Government Institutional Fund, BlackRock Select Treasury Strategies Institutional Fund and FFI Government Fund) and Ready Assets confirms that the EDGAR series and class identifiers for each Fund will be listed as “inactive” following the Liquidation Date for such Fund.

Comment 4:     Please confirm whether FASB Accounting Standards Codification (ASC) subtopic 450-20 (Contingencies: Loss Contingencies) (formerly, FAS 5 (Accounting for Contingencies)) will be used in accounting for the liquidation of each Fund.

Response:     Each of the Trust (on behalf of BlackRock Premier Government Institutional Fund, BlackRock Select Treasury Strategies Institutional Fund and FFI Government Fund) and Ready Assets will account for loss contingencies under FASB Accounting Standards Codification (ASC) subtopic 450-20 (Contingencies: Loss Contingencies), if applicable.

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Please do not hesitate to contact me at (212) 839-5511 if you require additional information regarding the Proxy Statement.

Respectfully submitted,

/s/ Douglas E. McCormack
Douglas E. McCormack
cc:	Tricia Meyer
Janey Ahn
John A. MacKinnon